UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    August 2007                                   File No:  0-52265

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated August 21, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: August 27, 2007

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE

TSX-V:  KGN

KEEGAN DRILLS 186M OF 1.12 G/T, 102M OF 1.01 G/T, AND 7M OF 4.83 G/T AU IN STEP OUT DRILLING AT ESAASE GOLD PROJECT

Vancouver, August 21, 2007: Keegan is pleased to release the results of 27 new drill holes drilling at Esaase.  The total area of detailed drilling now covers approximately 1300 meters by 200-600 meters with depths between 100-300 meters (see www.keeganresources.com for a map showing drill hole locations and grade thickness data).  Significant intercepts were encountered in 26 of 27 holes.  Some of the highlights include 48 meters of 2.02 g/t Au (infill hole), 68 meters of 1.04 g/t Au (step out to northwest), 22 meters of 2.00 g/t Au, 186 meters of 1.12 g/t Au (intersected from surface) and 102 meters of 1.02 g/t Au (step outs to the southwest).  The results indicate that significant gold mineralization continues to the southwest and northwest, and at depth.

Table 1.  Gold Intercepts from Keegan’s Esaase RC Program

Hole_ID	Section	From	To	Width (m)	Au (g/t)	Hole_ID	Section	From	To	Width (m)	Au (g/t)
KERC074	9760	18	29	11	0.71	KERC106	9920	19	26	7	0.57
KERC074	9760	96	104	8	1.29	KERC106	9920	43	63	20	1.06
KERC074	9760	147	165	18	0.71	KERC106	9920	81	92	11	0.60
KERC074	9760	175	184	9	0.54	KERC107	9920	67	78	11	0.67
KERC074	9760	248	277	29	1.76	KERC107	9920	101	112	11	0.55
including	9760	254	255	1	11.5	KERC108	9920	no significant intercepts
KEDD098	9760	189	212	23.2	0.52	KERC109	9600	22	63	41	0.50
KEDD098	9760	239	268	29	1.69	KERC109	9600	102	117	15	0.93
including	9760	250	253	3	9.42	KERC110	9600	0	17	17	0.66
KEDD098	9760	289	299	10	0.51	KERC110	9600	59	72	23	0.72
KEDD098	9760	371	378	7	0.65	KERC110	9600	106	123	17	1.57
KEDD099	9760	103	137	34	0.51	including	9600	111	112	1	14.9
KEDD099	9760	182	193	11	1.15	KEDD111	9600	125	132	7	4.83
KEDD099	9760	241	255	14	0.99	including	9600	131	132	1	31.5
KEDD099	9760	264	302	48	2.02	KEDD111	9600	183	195	12	1.14
including	9760	267	268	1	15.8	KERC112	9520	83	90	7	0.96
and	9760	291	292	1	12.7	KERC112	9520	102	113	11	0.76
KEDD099	9760	320	339	19	1.09	KERC112	9520	129	137	8	1.13
KEDD100	9760	106	115	9	0.69	KERC113	9440	25	32	7	0.77
KEDD100	9760	166	177	11	0.65	KERC113	9440	81	102	21	1.64
KEDD100	9760	193	208	15	0.52	KERC113	9440	119	130	11	0.62
KEDD100	9760	271	277	6	0.74	KERC114	9360	18	23	5	0.58
KEDD100	9760	298	303	5	0.59	KERC114	9360	38	107	69	0.74
KEDD100	9760	316	337	21	0.71	KERC115	9600	0	186	186	1.12
KERC101	9840	79	94	15	2.06	including	9600	93	94	1	19.4
including	9840	90	91	1	11.1	including	9600	96	97	1	18.3
KEDD102	9840	95	131	36	0.60	including	9600	142	143	1	18.1
KEDD102	9840	191	201	10	1.845	KERC116	9440	14	31	17	1.00
KEDD102	9840	231	299	68	1.14	KERC116	9440	64	86	22	2.00
including	9840	246	247	1	29.9	including	9440	67	68	1	39.3
and	9840	276	277	1	14.5	KERC117	9440	2	26	24	0.88
KEDD103	9680	44	53	7	1.11	KERC117	9440	32	81	49	0.64
KEDD103	9680	88	97	9	0.54	KERC118	9440	4	27	23	1.09
KEDD103	9680	191	206	15	1.67	including	9440	12	13	1	10.9
KEDD103	9680	228	233	5	0.69	KERC118	9440	38	61	23	0.6
KEDD103	9680	275	285	10	0.71	KERC118	9440	73	102	29	1.24
KERC104	9680	132	168	36	0.60	KERC119	9520	0	57	57	0.86
KERC104	9680	194	199	5	0.91	KERC119	9520	111	120	9	0.81
KEDD105	9680	53	61	8	0.71	KEDD120	9360	37	139	102	1.01
KEDD105	9680	128	136	7.6	0.59	including	9360	65	66	1	35.4
KEDD105	9680	171	182	11	1.77	KEDD123	9440	53	61	8	0.67
including	9680	171	172	1	10.6	KEDD123	9440	169	214	45	0.50
						KEDD124	9440	75	80	5	0.60
						KEDD124	9440	166	176	10	0.52
						KEDD125	9520	166	172	6	1.62

Dan McCoy, President and CEO of Keegan states:  “These results continue to demonstrate increasing size potential, amenable geometry and topographic expression, which together with our recent metallurgical tests (see press release July 24, 2007), continues to demonstrate the necessary features required for a large, low cost open pit gold mining operation.  Even after a significant amount of drilling, the deposit remains open.  The company is looking forward to a very active drill program in the coming months as the size potential in the overall resource continues to grow.”

Keegan would also like to inform investors that it has been judicious in its protection of the capital it has on hand. The company has been investing only in Banker Acceptance Notes that have no CDO exposure whatsoever.

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits.  All reverse circulation drill samples are weighed on site.  Core portions of the drill holes consist exclusively of HQ core.  They are logged and sawn on site with half samples sent to the lab.  All samples are analyzed using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.  Intercepts were calculated to emphasize width rather than grade:  a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than five consecutive samples (five meters) of less than 0.2 g/t Au.  All internal intercepts above 10 g/t Au are reported within the intercept.   Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company has full ownership of its flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

Map showing grade thickness map of Esaase intercepts; drill holes with intercepts released August 21, 2007 are labeled.

Grade Thickness Thematic Map
Units are gram per ton times meter
50 to 300 (63)
25 to 50 (26)
10 to 25 (12)
1 to 10 (8)
1 to 1 (9)
Grade thickness contour legend
Units are same as thematic map
composite rules:
> 0.5 g/t Au
> 5 meter wide
0.2 g/t cutoff
maximum 5 m
internal dilution
w/ < 0.2 g/t
start and finish
100% 200
83.7213% 100
46.5087% 50
21.9867% 25
3.36658% 10
0% 1
0% 1.02
KEDD108
KERC106
KERC107
KERC101
KEDD102
KEDD100
KEDD098
KEDD099
KERC074
KEDD105
KEDD103
KERC104
KEDD111
KERC110
KERC109
KERC115
KEDD125
KERC112
KERC119
KEDD123
KEDD124
KERC113
KERC116
KERC118
KERC117
KEDD120
KERC114
sect. 10,400
sect. 10,320
sect. 10,240
sect. 10,160
sect. 10,080
sect. 10,040
sect. 10,000
sect. 9,960
sect. 9,920
Sect 9,840
sect. 9,760
sect. 9,680
sect.9,600
sect. 9,520
sect. 9,440
sect. 9,360
N
0
125
250
meters